SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Icagen, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45104P500

(CUSIP Number)

David Stepp General Counsel Venrock 3340 Hillview Avenue Palo Alto, CA 94304 650-475-3734

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45104P500	13D	Page 2 of 7 Pages

1	Names of Reporting Persons Venrock Associates, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ 1/ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 410,202
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 410,202
11	Aggregate Amount Beneficially Owned by Each Reporting Person 410,202
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.6%
14	Type of Reporting Person (See Instructions) PN

1/	Venrock Associates, L.P. and Venrock Associates II, L.P. (the “Venrock Entities”) are members of a group for purposes of this Schedule 13D. Included in the shares reported as beneficially owned by the Venrock Entities are 14,938 shares of Common Stock beneficially owned by Anthony B. Evnin, Ph.D., a general partner of the Venrock Entities.

CUSIP No. 45104P500	13D	Page 3 of 7 Pages

1	Names of Reporting Persons Venrock Associates II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ 2/ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 410,202
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 410,202
11	Aggregate Amount Beneficially Owned by Each Reporting Person 410,202
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.6%
14	Type of Reporting Person (See Instructions) PN

2/	Venrock Associates, L.P. and Venrock Associates II, L.P. (the “Venrock Entities”) are members of a group for purposes of this Schedule 13D. Included in the shares reported as beneficially owned by the Venrock Entities are 14,938 shares of Common Stock beneficially owned by Anthony B. Evnin, Ph.D., a general partner of the Venrock Entities.

CUSIP No. 45104P500	13D	Page 4 of 7 Pages

This Amendment No. 1 amends the Schedule 13D filed on February 16, 2007, by Venrock Associates, L.P. and Venrock Associates II, L.P. (the “Venrock Entities”) relating to the common stock par value $0.001 per share (the “Common Stock”) of Icagen, Inc. (the “Issuer”). Capitalized terms used herein without definition have the meaning set forth in the Venrock Entities initial Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

On July 20, 2011, the Venrock Entities entered into a Tender and Voting Agreement with Pfizer, Inc. (“Pfizer”) and Eclipse Acquisition Corp., a wholly-owned subsidiary of Pfizer (“Sub”). The Tender and Voting Agreement was entered into in connection with an Agreement and Plan of Merger (the “Merger Agreement”) among the Issuer, Pfizer and Sub pursuant to which Sub has agreed to commence a tender offer (the “Offer”) to acquire all of the outstanding shares of Common Stock of the Issuer at a purchase price of $6.00 per Share in cash, less any applicable withholding taxes, and subject to the satisfaction or waiver of the terms and conditions set forth in the Offer and the Merger Agreement.

Pursuant to the Tender and Voting Agreement, the Venrock Entities have agreed (a) not to sell, transfer, assign, pledge, encumber or otherwise dispose of or limit their rights to vote in any manner any Securities (as defined in the Tender and Voting Agreement), (b) to tender all of the shares of Common Stock that the Venrock Entities beneficially own into the Offer, (c) not to withdraw such tendered shares unless the Offer has been terminated in accordance with its terms or the Tender and Voting Agreement has been terminated in accordance with its terms, (d) to appoint Pfizer as proxy for the Securities owned by the Venrock Entities to vote the Securities (i) for adoption of the Merger Agreement and (ii) against any other action, agreement or transaction submitted for approval to the stockholders of the Issuer that would constitute (A) a consolidation, business combination, merger or similar transaction involving the Issuer; (B) a recapitalization, restructuring, liquidation or dissolution of the Issuer; (C) an issuance by the Issuer of fifteen percent (15%) or more of its equity securities, including pursuant to the At Market Issuance Sales Agreement dated as of March 15, 2011, by and between the Issuer and McNicoll, Lewis and Vlak LLC; or (D) a sale, lease, exchange, transfer, exclusive license or disposition of assets of the Issuer for consideration equal to 15% or more of the market value of all of the outstanding shares of Common Stock on the last trading day prior to the date of the Merger Agreement or fifteen percent (15%) of the total assets of the Issuer.

The foregoing summary of the Tender and Voting Agreement does not purport to be a complete description of all the terms and conditions of the Tender and Voting Agreement and is qualified in its entirety by reference to the copy of the Tender and Voting Agreement that is filed as an exhibit to this Amendment No. 1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented with the following:

(a) As of the date of this Amendment No. 1, (a) Venrock Associates, L.P. beneficially owns 163,354 shares of the Issuer’s Common Stock, or approximately 1.83% of the Issuer’s Common Stock, and (b) Venrock Associates II, L.P. beneficially owns 228,910 shares of the Issuer’s Common Stock, or approximately 2.57% of the Issuer’s Common Stock.

In addition, Anthony B. Evnin, Ph.D., a general partner of Venrock Associates, L.P. and Venrock Associates II, L.P., currently beneficially owns 7,438 shares of Common Stock individually and holds options to purchase an aggregate of 10,500 shares of the Issuer’s Common Stock, all of which are exercisable within 60 days hereof. As a result, Mr. Evnin individually beneficially owns less than 0.1%

CUSIP No. 45104P500	13D	Page 5 of 7 Pages

of the Issuer’s outstanding Common Stock. Mr. Evnin has sole voting and dispositive power with respect to such shares. Collectively, the Venrock Entities and Dr. Evnin beneficially own 410,202 shares, or approximately 4.6% of the Issuer’s outstanding Common Stock.

The percentages calculated above are based upon 8,914,939 shares of the Issuer’s Common Stock outstanding, which is the sum of: (a) 8,852,725 shares of the Issuer’s Common Stock outstanding on July 20, 2011, as reported in the Merger Agreement, and (b) 62,214 shares of the Issuer’s Common Stock issuable upon the exercise of stock options and warrants issued to the Venrock Entities and Dr. Evnin.

(b) Each of the Venrock Entities has sole power to vote or to direct the vote of no shares of the Issuer’s Common Stock, sole power to dispose or to direct the disposition of no shares of the Issuer’s Common Stock, shared power to vote or to direct the vote of 410,202 shares of the Issuer’s Common Stock and shared power to dispose or to direct the disposition of 410,202 shares of the Issuer’s Common Stock. Dr. Evnin has sole voting and dispositive power with respect to the 17,938 shares that Dr. Evnin individually beneficially owns.

(c) Neither the Venrock Entities nor Dr. Evnin, to the knowledge of the Venrock Entities, has effected any transactions in the Common Stock during the past 60 days.

(d) No other person is known by the Venrock Entities to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Venrock Entities.

(e) Based upon the number of shares of Common Stock outstanding as of July 20, 2011, as reported in the Merger Agreement, the Venrock Entities have ceased to be the beneficial owners of more than five percent (5%) of the outstanding shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented with the following:

The information provided or incorporated by reference in Item 4 relating to the Tender and Voting Agreement is hereby incorporated by reference into Item 6.

Other than as described in this Amendment No. 1 to Schedule 13D, to the best of the Venrock Entities’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

(a) Tender and Voting Agreement dated as of July 20, 2011, by and among Pfizer Inc., Venrock Associates, L.P. and Venrock Associates II, L.P. The Tender and Voting Agreement is attached to the Merger Agreement as Annex II and is incorporated herein by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by Icagen, Inc. on July 20, 2011.

CUSIP No. 45104P500	13D	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Dated: August 15, 2011

Venrock Associates, L.P.

By:	/s/ David L. Stepp
Name:	David L. Stepp
Title:	Authorized Signatory

Venrock Associates II, L.P.

By:	/s/ David L. Stepp
Name:	David L. Stepp
Title:	Authorized Signatory

CUSIP No. 45104P500	13D	Page 7 of 7 Pages

EXHIBIT INDEX

A.	Tender and Voting Agreement dated July 20, 2011, by and among Pfizer Inc., Venrock Associates, L.P. and Venrock Associates II, L.P. The Tender and Voting Agreement is attached to the Merger Agreement as Annex II and is incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by Icagen, Inc. on July 20, 2011.